THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

September 30, 2010

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re: Registration Statement on Form S-1 by Desert Hawk Gold Corp.

Dear Mr. Schwall:

Desert Hawk Gold Corp., a Nevada corporation (the “Company”), is filing herewith a registration statement on Form S-1 to register certain shares of its common stock for resale by selling stockholders of the Company.  This is the initial registration statement filed by the Company which has not been subject to the reporting obligations under the Exchange Act prior to this filing.  I will be representing the Company throughout the registration process.

Representatives of the Company and I had a pre-filing conference call last week with George K. Schuler and John Coleman of your office to discuss with them what supplemental materials they would like to review in connection with this filing.  By separate cover letter, I am forwarding to Mr. Schuler by Federal Express the requested documents.

Management of the Company understands that the financial statements for the six months ended June 30, 2010, filed with this registration statement will go stale on November 14th and we intend to submit the updated financial statements for the nine months ended September 30, 2010, with the first amended filing of this registration statement.

If you would like hard copies of this filing for your review staff, please let me know and we can overnight these to your office.

If you have any questions in regard to this filing, please feel free to contact me.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc:	Robert E. Jorgensen, CEO
Rick Havenstrite, President